Exhibit 5.1*

Form 20F 2003

NET REVENUE SHARING AGREEMENT

THIS NET REVENUE SHARING AGREEEMENT (hereinafter referred to as "this Agreement" or "the Agreement"), made and entered into as of June 4th, 2003.

BETWEEN:

ACTION POKER GAMING INC., with registered offices at No.6 Temple Street, P.O, Box 2372, St John's Antigua and Barbuda (hereinafter referred to as "Action")

OF THE FIRST PART

AND:

ATLANTIS CASINO ON LINE N.V.  with registered offices at Rhine Road 106, Cupecoy, Sint Maarten, Netherland Antilles (hereinafter referred to as "Atlantis")

OF THE SECOND PART

WHEREAS,

A.

Action, through its Canadian Parent Company, is a developer and provider of online multi-player gaming software and online multi-player tournament software as more particularly described in Exhibit 1 to this Agreement (hereinafter referred to as "the Software") and operates online gaming (hereinafter referred to as "the business of Action").

B.

On the 25th day of October, 2002, Action entered into a software License Agreement with Atlantis in respect to various online poker and poker derivative card games (hereinafter referred to as "the Software License Agreement").

C.

By Mutual consent, Action and Atlantis hereby agree to immediately terminate the Software License Agreement and, furthermore by mutual consent the parties hereby agree that Action shall own and operate at its sole cost, the website by the URL www.atlantisworldpoker.com (hereinafter referred to as "the Cancellation of the Software License Agreement").

D.

Action has entered into various licensing Agreements with several parties in respect to the Software whereby Action shall be entitled to receive a certain percentage of the Net Revenues that shall be generated from the operations of the Software currently existing or available in the future (hereinafter referred to as "Action's share of Net Revenues")

E.

Atlantis desires to acquire from Action a certain percentage interest in Action's share of Net Revenues from existing and all future agreements including those generated from sites operated directly by Action such as www.atlantisworldpoker.com and www.tigergaming.com (hereinafter referred to as "the acquisition of an interest in Action's share of Net Revenues").

AND,

F.

Action desires to sell to Atlantis a certain percentage interest in Action's share of Net Revenues from existing and all future agreements including those generated from sites operated directly by Action such as www.atlantisworldpoker.com and www.tigergaming.com  (hereinafter referred to as "the sale of an interest in Action's share of Net Revenues").

NOW THEREFORE, in consideration of these premises and mutual covenants herein set forth, the parties hereto agree as follows:-

1.

To  induce Action to enter into this Agreement,  Atlantis represents and warrants that:

(a)

It is duly incorporated, organized and validly existing under the laws of Sint Maarten, Netherlands Antilles.

(b)

It has good and sufficient capacity, power, authority and right to enter into, execute and deliver this Agreement, to complete the transactions contemplated hereby and to duly observe and perform the covenants and obligations contained herein.

And

(c)

All necessary corporate action has been taken by Atlantis to authorize and approve the execution and delivery of this Agreement, the completion of the transactions contemplated hereby and to duly observe and perform the covenants and obligations herein.

2.

To induce Atlantis to enter into this Agreement, Action represents and warrants that:

(a)

It is duly incorporated, organized and validly existing under the laws of Antigua and Barbuda.

(b)

It has good and sufficient capacity, power, authority and right to enter into, execute and deliver this Agreement, to complete the transactions contemplated hereby and to duly observe and perform the covenants and obligations contained herein.

And

(c)

All necessary corporate action has been taken by Action to authorize and approve the execution and delivery of this Agreement, the completion of the transactions contemplated hereby and to duly observe and perform the covenants and obligations contained herein.

3.

Action's share of Net Revenues shall mean Action's Royalty share of the total Raked amount generated or vigourish collected after deducting all server and bandwidth costs and fees, transaction related fees, transaction related costs, transaction related expenses and transaction related charge backs.

4.

The Purchase Price for the acquisition of an interest in Action's share of Net Revenues shall be the sum of U.S.$1,000,000 (One Million United States Dollars), which shall be payable by Atlantis to Action as follows:

(a) The amount of U.S. $ 100,000 (One Hundred Thousand United States Dollars) shall be deemed as consideration for the Cancellation of the Software License Agreement.

(b) The amount of U.S. $350,000 (Three Hundred and Fifty Thousand United States Dollars) shall be deemed as a site fee which shall allow Action to run Action's card game tournaments in the land-based facilities of Atlantis once every year and for as long as this Agreement has not been terminated.

(c) The amount of U.S. $ 50,000 (Fifty Thousand United States Dollars) was paid by Atlantis and received by Action on May 5, 2003.

(d) The amount of U.S. $ 500,000 (Five Hundred Thousand United States Dollars) shall be paid by Atlantis to Action by no later than June 6, 2003.

5.

Upon Action receiving the Purchase Price, Atlantis shall be entitled to receive, subject to the provisions hereinafter, 35% (thirty-five percent) of Action's share of Net Revenues that are due to Action (hereinafter referred to as "the Initial Interest of Atlantis in Action's share of Net Revenues").  The revenues that shall be generated for Atlantis from the Initial Interest of Atlantis in Action's share of Net Revenues shall be payable on a monthly basis by Action to Atlantis.

6.

Action shall have the exclusive option and right to reduce the Initial Interest of Atlantis in Action's share of Net Revenues to 20% (twenty percent) by making a cash payment of U.S. $ 1,000,000 (One Million United States Dollars) to Atlantis on or around June 4, 2005 (hereinafter referred to as "the Action Option").  Action may at its sole discretion exercise the Action Option.  Upon Action exercising the Action Option, Atlantis shall be entitled to receive, subject to the provisions hereinafter, 20% (twenty percent) of Action's share of Net Revenues that are due to Action (hereinafter referred to as "the Subsequent Interest of

Atlantis in Action's share of Net Revenues").  The revenues that shall be generated for Atlantis from the Subsequent Interest of Atlantis in Action's share of Net Revenues shall be payable on a monthly basis by Action to Atlantis.

7.

At any time after the Fourth Anniversary of this Agreement, Action shall have the exclusive option and right to buy-out  either, the Initial Interest of Atlantis in Action's share of Net Revenues provided that Action has not exercised the Action Option, or the Subsequent Interest of Atlantis in Action's share of Net Revenues (hereinafter referred to as "the Buy-Out Option").  Provided that Action has not exercised the Action Option, the consideration for the Buy-Out Option in respect to the Initial Interest of Atlantis in Action's share of Net Revenues shall be the greater of either a cash payment of U.S. $ 3,000,000 (Three Million United States Dollars) or 35% (thirty-five percent) of Action's share of Net Revenues for the immediately preceding period of 24 (Twenty-four) months. In the event that Action has exercised the Action Option, then the consideration for the Buy-Out Option in respect to the Subsequent Interest of Atlantis in Action's share of Net Revenues shall be the greater of either a cash payment of U.S. $3,000,000 (Three Million United States Dollars) or 20% (twenty percent) of Action's share of Net Revenues for the immediately preceding period of 24 (Twenty-four) months. Action may at its sole discretion exercise the Buy-Out Option.  Upon Action exercising the Buy-Out Option, this Agreement will forthwith terminate and shall be of no further force or effect.  Furthermore Atlantis shall not be entitled to receive any other compensation whatsoever.

8.

Atlantis shall have the ability to view in real time the revenues that shall be generated for Atlantis from the Initial Interest of Atlantis in Action's share of Net Revenues.  In the event that Action exercises the Action option pursuant to paragraph 6 of this Agreement, Atlantis shall have the ability to view in real time the revenues that shall be generated from the Subsequent Interest of Atlantis in Action's share of Net Revenues.

9.

Once every year and for as long as this Agreement is not terminated, Atlantis may at its sole cost and expense, examine and audit the books and records of Action provided that Atlantis gives 30 (thirty) days prior written notice to Action.

10.

Atlantis undertakes and warrants that Atlantis shall not directly or indirectly compete with the business of Action or with the business of Action's Canadian Parent Company.

11.

Atlantis undertakes and warrants that Atlantis shall not directly or indirectly solicit, interfere with, induce, encourage or endeavour to entice away from Action and/or Action's Canadian Parent Company any customers or any person, licensee, business partner, firm or corporation in the habit of dealing with Action and/or with Action's Canadian Parent Company or interfere with or entice away any director, officer or employee of Action and/or Action's Canadian Parent Company.

12.

At least once a year and commencing in 2004, Atlantis shall make available its land based facilities in Sint Maarten as a venue for card game tournaments that may be initiated and/or conducted and/or coordinated by Action at its sole cost.

13.

This Agreement and the rights hereunder may not be assigned or transferred either in whole or in any part by Atlantis.

14.

In the event that Action should declare bankruptcy or the business of Action should permanently be closed down, then the Software shall be transferred to Atlantis at no cost to Atlantis at which point in time, this Agreement shall terminate and will be of no further force or effect.

15.

In the event that the existing management of Action's Canadian Parent Company should change at any time in the future, then Atlantis will have the right to refuse any new applicant desiring to become a licensee or affiliate of Action.

16.

Time shall be of the essence of this Agreement.

17.

All notices shall be given in writing to the other party hereto and may be delivered personally or by courier service or by certified or registered mail or by telefax.  All notices shall be given at the addresses set forth below or to such other addresses as either party to this Agreement may from time to time direct by giving written notice to each other.

To Action:   ACTION POKER GAMING INC.

No. 6 Temple Street

P.O. Box 2372

St John's, Antigua and Barbuda

Telefax: (268) 460-6183

To Atlantis:

ATLANTIS CASINO ON LINE N.V.

Rhine Road 106

Cupecoy, Sint Maarten,

Netherland Antilles

Telefax: 5995-4-54600

18.

This Agreement shall be construed and governed by the Laws of Antigua and Barbuda.  Any claims, actions or litigations arising out of this Agreement must first be submitted to arbitration, and if such arbitration is unsuccessful, Atlantis and Action consent and agree to the exclusive jurisdiction of the Courts of Antigua and Barbuda.

19.

This Agreement contains all the terms and conditions agreed upon by the parties hereto and supercedes all prior agreements, negotiations and undertakings whether written or oral between the parties hereto concerning the subject matter hereof.  This Agreement may not be changed nor modified nor reduced nor may any provision hereof be waived, except in writing and signed by both parties hereto.

20.

The parties to this Agreement agree to act reasonably and in good faith.  Furthermore, the parties hereto agree not to do anything that might be detrimental to the best interests of either party.

21.

Action shall not be liable to Atlantis for any delays caused by any events of Force Majeure, which shall include, but not be limited to, fire, flood, storm, strike, unavoidable casualty, power outages, internet failures, Governmental order or law, state of war, terrorism, robbery, hacking or any other cause which is beyond the control of Action.

22.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement on the 4th day of June, 2003.

COMPANY:

ACTION POKER GAMING INC.

NAME:

Shant Attarmigir

TITLE:

Director

SIGNATURE:_________________________________________________

COMPANY:

ATLANTIS CASINO ON LINE N.V.

NAME:

Rudolf Baetsen

TITLE:

Chief Financial Officer

SIGNATURE:____________________________________

EXHIBIT 1

THE SOFTWARE

The Software that is currently available is for the following games:-

1) PAN

2) BIG 2

3) TEXAS HOLD'EM

4) CHINESE POKER

5) TEXAS HOLD'EM TOURNAMENTS

6) BLACK JACK

The Software that shall be developed in the future shall be for the following games:-

1) BLACK JACK TOURNAMENTS (expected to be ready by June 15, 2003)

2) The full suite of Poker Games which shall comprise of OMAHA, OMAHA HI/LO, 7 CARD STUD, and 7 CARD HI/LO (expected to be ready by August 15, 2003)

3) Any other games that may be developed in the future.